SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ROTECH HEALTHCARE INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $14.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

778669101

(CUSIP NUMBER OF CLASS OF SECURITIES)

PHILIP L. CARTER

PRESIDENT AND CHIEF EXECUTIVE OFFICER

2600 TECHNOLOGY DRIVE, SUITE 300

ORLANDO, FLORIDA 32804

(407) 822-4600

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPIES TO:

JOEL H. TROTTER

DAVID T. DELLA ROCCA

LATHAM & WATKINS LLP

555 11TH STREET, N.W., SUITE 1000

WASHINGTON, D.C. 20004

(202) 637-2200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$300,000	$16.74

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 673,615 shares of common stock of Rotech Healthcare Inc. have an aggregate maximum value of $300,000 determined using the Black-Scholes option pricing model and related current assumptions. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Filing Party: Not Applicable

Form or Registration No.: Not Applicable

Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer (the “Offer”) to exchange certain options to purchase shares of our common stock, par value $0.0001 per share, having an exercise price equal to or greater than $14.00 per share, outstanding under the Rotech Healthcare Inc. Common Stock Option Plan (the “Equity Plan”) and held by eligible participants for replacement options to purchase a lesser number of shares of our common stock to be granted under the Equity Plan (the “Option Exchange”), upon the terms and subject to the conditions set forth in (a) the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio, dated as of December 2, 2009 attached hereto as Exhibit (a)(1)(A) (the “Offer Information Document”), (b) the communication to eligible participants dated as of December 2, 2009 and attached hereto as Exhibit (a)(1)(B), (c) the form of communications to certain eligible participants confirming receipt of election forms and reminding eligible participants of the Option Exchange, and attached hereto as Exhibits (a)(1)(C) and (D), and (d) the election form attached hereto as Exhibit (a)(1)(E). These documents, as may be amended or supplemented from time to time, collectively constitute the “Exchange Offer Materials.” Persons who are eligible to participate in the Offer include all members of our board of directors and all persons who were employed by us on December 2, 2009. To be an eligible participant, such persons must remain employed by us or providing services as a director through the completion of the Option Exchange. An eligible participant will receive one replacement stock option for every three eligible stock options surrendered pursuant to the Offer. Each option holder that elects to exchange options pursuant to the Option Exchange must submit an election form.

This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

The information in the Exchange Offer Materials, including all schedules and annexes thereto, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(E) attached hereto, are incorporated by reference in answer to Item 1 through Item 11 in this Schedule TO.

Unless the context requires otherwise, references in this Schedule TO to “Rotech,” the “Company,” “we,” “us,” “our,” and “ours” mean Rotech Healthcare Inc.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(A)	Offer Information Document, dated as of December 2, 2009.

(a)(1)(B)	Announcement of Rotech Option Exchange Program, dated as of December 2, 2009.

(a)(1)(C)	Form of Communication Regarding Confirmation of Receipt of Election Form.

(a)(1)(D)	Form of Communication Regarding Reminder of Expiration of Offer to Exchange.

(a)(1)(E)	Election Form.

(a)(1)(F)	Rotech Healthcare Inc.’s Annual Report on Form 10-K for the period ended December 31, 2008 (File No. 000-50940) filed with the SEC on March 6, 2009 and incorporated by reference.

(a)(1)(G)	Rotech Healthcare Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 (File No. 000-50940) filed with the SEC on May 8, 2009 and incorporated by reference.

(a)(1)(H)	Rotech Healthcare Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (File No. 000-50940) filed with the SEC on August 5, 2009 and incorporated by reference.

(a)(1)(I)	Rotech Healthcare Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2009 (File No. 000-50940) filed with the SEC on November 5, 2009 and incorporated by reference.

(a)(1)(J)	Rotech Healthcare Inc.’s Current Report on Form 8-K (File No. 000-50940) filed with the SEC on February 2, 2009 (other than the information contained in Item 2.02 thereof) and incorporated by reference.

(a)(1)(K)	Rotech Healthcare Inc.’s Current Report on Form 8-K (File No. 000-50940) filed with the SEC on August 14, 2009 and incorporated by reference.

(a)(1)(L)	Rotech Healthcare Inc.’s Current Report on Form 8-K (File No. 000-50940) filed with the SEC on September 25, 2009 and incorporated by reference.

(a)(1)(M)	Rotech Healthcare Inc.’s definitive Proxy Statement for its 2009 Annual Meeting of Stockholders (File No. 000-50940) filed with the SEC on April 28, 2009 and incorporated by reference.

(a)(1)(N)	The description of Rotech Healthcare Inc.’s common stock contained in Rotech Healthcare Inc.’s Registration Statement on Form 8-A filed with the SEC on September 15, 2004 and incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

Exhibit	Description

(b)	Not applicable.

(d)(1)	Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 4.3 to Rotech’s Registration Statement on Form S-8) (SEC File No. 333-119008), filed with the Securities and Exchange Commission on September 15, 2004, and incorporated herein by reference).

(d)(2)	Amendment No. 1 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 4.4 to Rotech’s Registration Statement on Form S-8) (SEC File No. 333-119008), filed with the Securities and Exchange Commission on September 15, 2004, and incorporated herein by reference.

(d)(3)	Amendment No. 2 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 4.1 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003), filed with the Securities and Exchange Commission on November 14, 2003, and incorporated herein by reference.

(d)(4)	Amendment No. 3 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 4.6 to Rotech’s Annual Report on Form 10-K for the year ended December 31, 2003), filed with the Securities and Exchange Commission on April 14, 2004, and incorporated herein by reference.

(d)(5)	Amendment No. 4 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 10.1 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006), filed with the Securities and Exchange Commission on November 9, 2006, and incorporated herein by reference.

(d)(6)	Amendment No. 5 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 10.1 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007), filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.

(d)(7)	Form of Common Stock Option Agreement (filed as Exhibit 4.1 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004), filed with the Securities and Exchange Commission on November 15, 2004, and incorporated herein by reference.

(d)(8)	Form of Chief Executive Officer Option Agreement (filed as Exhibit 10.3 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007), filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.

(d)(9)	Form of Officer (other than CEO) Option Agreement (filed as Exhibit 10.5 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007), filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROTECH HEALTHCARE INC.

Dated: December 2, 2009	By:	/S/ PHILIP L. CARTER
Philip L. Carter President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer Information Document, dated as of December 2, 2009.

(a)(1)(B)	Announcement of Rotech Option Exchange Program, dated as of December 2, 2009.

(a)(1)(C)	Form of Communication Regarding Confirmation of Receipt of Election Form.

(a)(1)(D)	Form of Communication Regarding Reminder of Expiration of Offer to Exchange.

(a)(1)(E)	Election Form.

(a)(1)(F)	Rotech Healthcare Inc.’s Annual Report on Form 10-K for the period ended December 31, 2008 (File No. 000-50940) filed with the SEC on March 6, 2009 and incorporated by reference.

(a)(1)(G)	Rotech Healthcare Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 (File No. 000-50940) filed with the SEC on May 8, 2009 and incorporated by reference.

(a)(1)(H)	Rotech Healthcare Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (File No. 000-50940) filed with the SEC on August 5, 2009 and incorporated by reference.

(a)(1)(I)	Rotech Healthcare Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2009 (File No. 000-50940) filed with the SEC on November 5, 2009 and incorporated by reference.

(a)(1)(J)	Rotech Healthcare Inc.’s Current Report on Form 8-K (File No. 000-50940) filed with the SEC on February 2, 2009 (other than the information contained in Item 2.02 thereof) and incorporated by reference.

(a)(1)(K)	Rotech Healthcare Inc.’s Current Report on Form 8-K (File No. 000-50940) filed with the SEC on August 14, 2009 and incorporated by reference.

(a)(1)(L)	Rotech Healthcare Inc.’s Current Report on Form 8-K (File No. 000-50940) filed with the SEC on September 25, 2009 and incorporated by reference.

(a)(1)(M)	Rotech Healthcare Inc.’s definitive Proxy Statement for its 2009 Annual Meeting of Stockholders (File No. 000-50940) filed with the SEC on April 28, 2009 and incorporated by reference.

(a)(1)(N)	The description of Rotech Healthcare Inc.’s common stock contained in Rotech Healthcare Inc.’s Registration Statement on Form 8-A filed with the SEC on September 15, 2004 and incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 4.3 to Rotech’s Registration Statement on Form S-8) (SEC File No. 333-119008), filed with the Securities and Exchange Commission on September 15, 2004, and incorporated herein by reference.

(d)(2)	Amendment No. 1 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 4.4 to Rotech’s Registration Statement on Form S-8) (SEC File No. 333-119008), filed with the Securities and Exchange Commission on September 15, 2004, and incorporated herein by reference.

(d)(3)	Amendment No. 2 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 4.1 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003), filed with the Securities and Exchange Commission on November 14, 2003, and incorporated herein by reference.

(d)(4)	Amendment No. 3 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 4.6 to Rotech’s Annual Report on Form 10-K for the year ended December 31, 2003), filed with the Securities and Exchange Commission on April 14, 2004, and incorporated herein by reference.

(d)(5)	Amendment No. 4 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 10.1 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006), filed with the Securities and Exchange Commission on November 9, 2006, and incorporated herein by reference.

(d)(6)	Amendment No. 5 to the Rotech Healthcare Inc. Common Stock Option Plan (filed as Exhibit 10.1 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007), filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.

(d)(7)	Form of Common Stock Option Agreement (filed as Exhibit 4.1 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004), filed with the Securities and Exchange Commission on November 15, 2004, and incorporated herein by reference.

(d)(8)	Form of Chief Executive Officer Option Agreement (filed as Exhibit 10.3 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007), filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.

Exhibit	Description

(d)(9)	Form of Officer (other than CEO) Option Agreement (filed as Exhibit 10.5 to Rotech’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007), filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.